First Commonwealth Financial Corporation Executive Offices Old Courthouse Square 22 North Sixth Street Indiana, Pennsylvania 15701-0400 724.349.7220 Phone 724.464.1112 Fax www.fcbanking.com

August 17, 2009

By EDGAR

Mr. Michael C. Volley

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

RE:	First Commonwealth Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 26, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 7, 2009

File No. 1-11138

Dear Mr. Volley:

First Commonwealth Financial Corporation (the “Company,” “we,” “our” or “us”) has received your letter dated July 15, 2009 containing comments on the Company’s above referenced Annual Report on Form 10-K, filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 26, 2009. This letter responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Financial Statements

Note 7 – Impairment of Investment Securities, page 12

1. We note your response to comment 6 in your letter dated June 2, 2009. It appears that the subsequent events related to BankAtlantic and Imperial Capital Bancorp, Inc. are type 1 subsequent events that provide additional evidence with respect

United States Securities and

    Exchange Commission

August 17, 2009

to conditions that existed at the date of the balance sheet and should have been included in your other-than-temporary impairment analysis at December 31, 2008. These events are consistent with the example in paragraph .04 of AU Section 560 related to a loss on an uncollectible trade account receivable as a result of a customer’s deteriorating financial condition leading to bankruptcy subsequent to the balance-sheet date. Please tell us the effect on your December 31, 2008 and March 31, 2009 financial statements if you had included these events in your other-than-temporary impairment analysis as of December 31, 2008. If you believe the effect is material, please amend your filings and restate your financial statements to correct for this error. If you believe the effect is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis.

We have carefully considered the Staff’s comments regarding the subsequent events relating to Imperial Capital Bancorp (“ICB”) and BankAtlantic Bancorp (“BankAtlantic”). We will first address the classification of these events as type 1 or type 2 subsequent events under AU Section 560 and then address the materiality of the effect of including these events in our financial statements as of December 31, 2008 and March 31, 2009.

Subsequent Event Classification

At the outset, we wish to highlight that the subsequent events relating to ICB and the subsequent event relating to BankAtlantic are fundamentally different and therefore require separate analysis and discussion.

ICB Subsequent Event. On March 3, 2009, we learned that ICB had disclosed on February 17, 2009 that the Federal Deposit Insurance Corporation and the California Department of Financial Institutions had imposed a Cease and Desist Order against ICB’s bank subsidiary, Imperial Capital Bank (the “Order”). Among other stipulations, the Order prohibited the Bank from paying cash dividends without the prior consent of its regulators. Concurrently with the Order, ICB received notice from the Federal Reserve Bank of San Francisco, its regulator as a bank holding company, that designated ICB to be in “troubled condition” and prohibited ICB from paying cash dividends, including interest payments on its trust preferred securities.

We concur with the Staff’s position that these events relating to ICB constituted type 1 subsequent events, because the conditions which led to the subsequent events, namely a weakened and deteriorating financial condition, existed at December 31, 2008. To this end, we note that the total risk-based capital ratios of ICB and its bank subsidiary were below the “well capitalized” thresholds at December 31, 2008, which can trigger regulatory intervention, and the financial condition of ICB had deteriorated dramatically from the third to the fourth quarter of 2008, as evidenced by a net loss of $6.66 per share in the fourth quarter of 2008

United States Securities and

    Exchange Commission

August 17, 2009

that was driven primarily by a 500% increase in the provision for credit losses from the third quarter to the fourth quarter of 2008. Had we adjusted our analysis for the effect of this subsequent event, we would have assigned a 100% probability of default to ICB. Our assessment of the materiality of this change is described below under “Materiality Analysis” and in our SAB 99 materiality analysis which are attached as Exhibits A and B.

BankAtlantic Subsequent Event. BankAtlantic disclosed and we became aware on February 20, 2009, that it had “elected to defer regularly scheduled interest payments” on the company’s trust preferred securities. The disclosure did not state any company-specific reasons for the deferral, but instead attributed the decision to the “challenging economic environment” and the company’s desire to “preserve liquidity in this environment.” The disclosure did not indicate how long the deferral would last but indicated that BankAtlantic had filed an application to participate in the U.S. Treasury’s Capital Purchase Plan (“CPP”) and stated: “In the event we receive approval to participate in the CPP and choose to do so, we expect that we would end the deferral period using existing funds of the Company to pay all accrued amounts on the [trust preferred securities]” (emphasis added).

Based on our analysis of the limited information that BankAtlantic disclosed about its deferral decision and the financial information that was available to us at the time we filed our Annual Report, we concluded that the announcement was not indicative of conditions that existed as of December 31, 2008. Rather, we concluded that the decision to defer was made as a precautionary measure to preserve liquidity in the face of great uncertainty over future economic conditions. This conclusion is supported by the following factors:

1.	BankAtlantic’s financial information as of December 31, 2008 showed that its capital was stable despite having incurred significant losses during 2008.

a.	BankAtlantic’s risk based capital levels as of December 31, 2008 were unchanged from December 31, 2007 and exceeded well-capitalized status.

	12/31/08	12/31/07	Regulatory Minimum	Well Capitalized Minimum
Total Capital Ratio	11.63%	11.63%	8.0%	10.00%
Tier I Capital Ratio	9.85%	9.85%	4.0%	6.00%

United States Securities and

    Exchange Commission

August 17, 2009

b.	At December 31, 2008, BankAtlantic’s risk based capital levels were comparable to those of its peers.

	Bank Atlantic	Peers (1)
Total Capital Ratio	11.63%	11.63%
Tier I Capital Ratio	9.85%	10.00%

(1) Source: SNL Southeast Thrift Peer Group

c.	The losses reported by BankAtlantic in the fourth quarter of 2008, unlike those reported by ICB, were driven primarily by non-cash impairment charges. For the fourth quarter of 2008, BankAtlantic reported a net loss of $156.6 million for the quarter which included non-cash charges of $129.6 million, comprised of goodwill impairment and a non-cash deferred tax asset valuation allowance. In its earnings release, BankAtlantic described this loss as follows:

“While reflected in the fourth quarter’s earnings, the goodwill impairment and the deferred tax asset allowance have no impact on ongoing operations and did not affect BankAtlantic’s regulatory capital, well-capitalized status, cash or liquidity.”

The fact that these losses did not affect the cash position, liquidity or capital of BankAtlantic, supported our determination that BankAtlantic’s decision to exercise its option to defer future interest payments on its trust preferred securities was not the culmination of a weak or deteriorating financial condition that existed at December 31, 2008.

2.	BankAtlantic’s liquidity position was not deteriorating at December 31, 2008, but rather had improved significantly from September 30, 2008 levels due to proactive measures taken during the fourth quarter. This conclusion was supported by the following factors:

a.	BankAtlantic highlighted its improved liquidity position in its fourth quarter earnings release, as follows: “During the fourth quarter of 2008, BankAtlantic proactively reduced its period-end Federal Home Loan Bank (‘FHLB’) borrowings from the third quarter by $501.0 million, or 34.0%, and reduced its ratio of total borrowings to deposits plus borrowings from 30.0% to 25.9%. Further, BankAtlantic’s brokered deposit balances at December 31, 2008 represented only 4.0% of assets, an amount we believe to be significantly below other Florida financial institutions.”

United States Securities and

    Exchange Commission

August 17, 2009

b.	BankAtlantic’s improving liquidity position was further evidenced by a $32.3 million or 105% increase in Net Cash Provided by Operating Activities as indicated in BankAtlantic’s Consolidated Statement of Cash Flows filed with its September 30, 2008 Form 10-Q (the most recent cash flow statement available at the time we filed our Annual Report).

c.	As of December 31, 2008, as well as February 26, 2009, the date First Commonwealth filed its Annual Report on Form 10-K, BankAtlantic had timely made all scheduled interest payments on its trust preferred debt. This includes payments that were due and collected in January 2009.

d.	When describing its application for the CPP, BankAtlantic indicated that it expected to end the deferral of interest on its trust preferred securities if the application was approved by using “existing funds of the Company to pay all accrued amounts on the Securities.” This, in our view, demonstrated that BankAtlantic had adequate liquidity to service its trust preferred interest payments at December 31, 2008, even without receiving a CPP investment.

We assigned significant weight to this evidence of BankAtlantic’s improving liquidity position in our subsequent event analysis, because preservation of liquidity was the stated purpose for BankAtlantic’s decision to defer interest payments on its trust preferred securities. The fact that BankAtlantic had adequate liquidity at December 31, 2008 supported our conclusion that the decision to defer was made as a precaution against future risks and not the culmination of conditions that existed at December 31, 2008.

In conclusion, based on all the information that was available to us at the time we filed our Annual Report, we determined the BankAtlantic announcement was a type 2 subsequent event that would not result in adjustments of the December 31, 2008 financial statements because the decision on the part of BankAtlantic reflected a new condition that would be concurrently evaluated, rather than a condition that existed at December 31, 2008. Specifically, the deferral decision was part of an effort to preserve liquidity in the face of economic uncertainty. Liquidity decisions are often driven by circumstances that develop suddenly, such as bank runs or strong negative moods and perceptions by customers and the public at large. To this end, it is worth noting that the deferral announcement was made approximately 10 trading days prior to the bottom of the stock market and was likely influenced by the extreme negative mood that pervaded at that time. During this period, the stock market was declining precipitously, the pace of bank failures was accelerating and many economists and commentators were predicting an economic depression. It is our judgment that this extreme negative mood, which arose subsequent to December 31, 2008, caused BankAtlantic’s management to evaluate its options to preserve liquidity and ultimately drove the company’s deferral decision.

United States Securities and

    Exchange Commission

August 17, 2009

After reaching our conclusion and before filing our 2008 Form 10-K, a summary of our review of the BankAtlantic deferral announcement was provided to our auditors, KPMG LLP, for their review. Upon review, KPMG’s national office agreed with our conclusion that the deferral by BankAtlantic constituted a type 2 subsequent event.

Materiality Analysis

While it is our judgment it was appropriate to characterize BankAtlantic’s announcement as a type 2 subsequent event, even if we had characterized the announcement as a type 1 subsequent event, our analysis indicates it would not had been material to our financial results. Incorporating both the ICB and BankAtlantic events as type 1 subsequent events would have reduced our 2008 net income by $2.621 million and would have only a negligible impact on our capital ratios at December 31, 2008, reducing the Total Risk Based Capital Ratio by one basis point while other risk based capital ratios would be unchanged. Given the extreme volatility of bank earnings and the significant focus on capital in the current environment, we believe investors would assign greater importance to the impact of the adjustment on our capital ratios than to the impact on net income. Accordingly, after considering all relevant quantitative and qualitative factors in accordance with SAB 99, we concluded that the impact of considering this announcement in our impairment analysis as of December 31, 2008 would not have been material. Our SAB 99 analysis accompanies this letter and is briefly summarized below.

In the December 31, 2008 valuation reports of our trust preferred securities, BankAtlantic was assigned a 6% probability of default. Although we normally assign a 100% probability of default to issuers that defer interest payments, we believe the unique nature of BankAtlantic’s deferral announcement would have merited a lower probability of default had we adjusted our impairment analysis for their announcement. As noted above, BankAtlantic disclosed at the time of its deferral that it had filed an application to participate in the CPP and if that application was approved, it “expected” to end the deferral period and pay accrued interest on its trust preferred securities. While this statement was phrased as an “expectation,” we determined that BankAtlantic would have been required to end the deferral period in order to pay dividends on its CPP preferred stock due to the structural seniority of the trust preferred securities, which are reflected as subordinated debt in the capital structure. Therefore, we concluded that BankAtlantic would in fact end the deferral period if it participated in the CPP.

United States Securities and

    Exchange Commission

August 17, 2009

As a result of the above considerations, there was uncertainty at the time we filed our Annual Report over whether BankAtlantic would actually defer its next scheduled interest payment. As such, we would have assessed the likelihood of approval of BankAtlantic’s CPP application when determining the appropriate probability of default for BankAtlantic at December 31, 2008, consistent with our impairment assessment process. Therefore we considered the probability of deferral was the inverse of the probability of BankAtlantic receiving approval to participate in the CPP.

To assess this probability, we compared BankAtlantic’s financial condition as of December 31, 2008 to that of similar banks that had received approval to participate in the CPP. The table below shows three institutions of similar size, asset quality and capital position that received approval to participate in the CPP. Two of these institutions, First Busey Corp. and First Banks, Inc., have a significant market presence in Florida.

As of December 31, 2008 ($ in millions)	First Busey Corp(1)	First Banks, Inc.(2)	Integra Bank Corp.(3)	BankAtlantic Bancorp, Inc
Total Assets	4,460	10,783	3,357	5,815
Trust Preferred Securities	55	354	85	294
Net Interest Margin (%)	3.05	3.39	2.86	2.83
ROAA (%)	-5.58	-8.12	-9.62	-10.13
ROAE (%)	-48.67	-98.17	-120.48	-150.15
Tier-1 Capital Ratio (%)	7.60	8.87	7.68	9.85
Total Risk Based Capital Ratio (%)	8.88	12.11	9.75	11.63
NPAs/Total Loans + OREO (%)	3.82	6.15	6.73	7.49
NCOs/Average Loans (%)	3.18	5.91	2.49	1.37
Loan Loss Reserve/Gross Loans (%)	3.03	2.56	2.58	3.07

(1)	Received preliminary approval to take part in the U.S. Treasury Department’s Capital Purchase Program on February 4, 2009.
(2)	Received $295.4 million investment under TARP which includes warrants to acquire up to 15k shares of a separate series of senior preferred stock on December 31, 2008.
(3)	Received preliminary approval to take part in the U.S. Treasury Department’s Capital Purchase Program on February 19, 2009.

As the above table illustrates, BankAtlantic’s capital ratios, financial performance and asset quality were as strong as or stronger than comparable banks that had received CPP investments. Based on this analysis and other information available at the time we filed our Annual Report, we concluded that the probability of approval of BankAtlantic’s CPP application was at least 50%, and therefore we would have assigned a 50% probability of default to BankAtlantic at December 31, 2008.

United States Securities and

    Exchange Commission

August 17, 2009

Summary of Impact. BankAtlantic is an issuer in six of our pooled trust preferred collateralized debt obligations and ICB is in one pool. Using a 50% probability of default for BankAtlantic and a 100% probability of default for ICB, an additional $2.621 million, net of tax, other-than-temporary impairment charge would have been recorded in the fourth quarter of 2008 on two of our pooled trust preferred collateralized debt obligations (PreTSL VII and PreTSL VIII), and the amount of other-than-temporary impairment charges recognized in the income statement on those two pools during the first quarter of 2009 would have been reduced by $917 thousand, net of tax. Additionally, as a result of the adoption of FSP FAS 115-2, in the first quarter of 2009 other comprehensive income would had been adjusted by $1.7 million, net of tax, in order to reflect the non credit related portion of the additional other-than-temporary impairment charges recorded in 2008.

PreTSL VII, which includes securities issued by BankAtlantic, was already other-than-temporarily impaired as of December 31, 2008. The additional impact of a 50% probability of default for BankAtlantic in the valuation of PreTSL VII would have resulted in an additional $151.3 thousand, net of tax, other-than-temporary impairment charge for the three and twelve month periods ended December 31, 2008 and the other-than-temporary impairment charge that we recorded on this security during the three months ended March 31, 2009, would have been reduced by $440.5 thousand, net of tax.

PreTSL VIII, which includes securities issued by BankAtlantic and ICB, would have been considered other-than-temporarily impaired as of December 31, 2008, had we considered the impact of the cease and desist order against ICB in our impairment analysis. Had we assigned a 50% probability of default for BankAtlantic and a 100% probability of default for ICB as of December 31, 2008, we would have recognized an additional other-than-temporary impairment charge of $2.470 million, net of tax, for three and twelve month periods ended December 31, 2008, and the other-than-temporary impairment charge that we recorded on this security during the three months ended March 31, 2009, would have been reduced by $476.7 thousand, net of tax.

For additional information on the effect on 2008 and 2009, refer to the applicable financial statements included as exhibits to the accompanying SAB 99 materiality analysis.

United States Securities and

    Exchange Commission

August 17, 2009

None of the other four pools in which BankAtlantic is an issuer would have been other-than-temporarily impaired at December 31, 2008, had we assigned a 50% probability of default to BankAtlantic as of that date. Even if we assumed that the probability of BankAtlantic receiving approval for the CPP was less than 50%, a sensitivity analysis shows that we could have assumed a probability of approval as low as 30% (which equates to a probability of default as high as 70%) without causing additional impairment in the pools at December 31, 2008. To illustrate, the table below provides the maximum probability of default for BankAtlantic at December 31, 2008, before experiencing incremental other-than-temporary impairment charges.

Investment	Probability of Default for BankAtlantic Necessary to Cause Impairment
PreTSL VI	92%
PreTSL IX	@ 100% Bond is Not Impaired
PreTSL X	@ 100% Bond is Not Impaired
MMCommIX	71%

Based upon our consideration of the above and the other quantitative and qualitative factors described in the two accompanying SAB 99 analyses, provided as Exhibits A and B, we concluded that the adjustments arising from the consideration of the subsequent events relating to BankAtlantic and ICB as type 1 subsequent events would be immaterial to First Commonwealth’s financial statements for the three and twelve month periods ended December 31, 2008 and the three month period ended March 31, 2009.

Form 8-K filed April 23, 2009

2. We note your response to comment 7 in your letter dated June 2, 2009 related to your “core net income,” “core return on average equity,” “core return on average assets,” “core earnings per share,” and “core non-interest income.” Such alternative performance measures exclude certain recurring gains and losses on your investment portfolio. The support provided does not meet the burden of demonstrating the usefulness of each “core” non-GAAP measure as discussed in FAQ #8 in the FAQ Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance in light of the recurring nature of the adjustments and the significant limitations on their usefulness. Additionally, it appears that the alternate financial measure “core earnings per share” is prohibited by FAQ #11. Therefore, please omit similar “core” financial performance measures in future filings.

United States Securities and

    Exchange Commission

August 17, 2009

In accordance with the Staff’s request and as evidenced in our Form 8-K filed July 27, 2009, we will omit non-GAAP financial measures that exclude securities gains or losses or other-than-temporary impairment charges from future filings.

3. Your response indicates that the performance-based annual incentive bonuses for certain executives are based on certain of your “core” non-GAAP measures. Notwithstanding the previous comment, to the extent you determine that such bonus expense that is computed based on these non-GAAP measures is material, we would not object to you identifying in your compensation disclosure sections the non-GAAP measures used to determine such bonuses and to quantify the amount of bonus expense based on these measures. Refer to FAQ #10. Considering that gains and losses on investment securities are traditionally considered to be part of the core business of a financial institution, the titles such as “core net income”, etc., are not reflective of the performance measures as you compute them. Therefore, to the extent you include these measures in your discussions of compensation expense, please change their title to more accurately reflect their composition.

In accordance with the Staff’s request, when describing incentive plan measures that exclude securities gains or losses or other-than-temporary impairment charges in our executive compensation disclosures, we will not refer to those measures using the word “core” or other terminology that implies that such items are not part of the core business of a financial institution.

* * *

In connection with the foregoing responses, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and

    Exchange Commission

August 17, 2009

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (724) 463-4725.

Sincerely,

/s/ Teresa M. Ciambotti
Teresa M. Ciambotti
Senior Vice President
and Controller

Exhibit A – SAB 99 Imperial Capital Bancorp Subsequent Event

Memorandum

First Commonwealth Financial Corporation
654 Philadelphia St., PO Box 400
Indiana, PA 15701
724.463.4725 Phone
724.463.5264 Fax
www.fcbanking.com
To:	File

From:	Teresa Ciambotti
RE:	SAB 99 - Imperial Bancorp Subsequent Event
Date:	August 12, 2009

Issue:

Determine whether a subsequent event related to one financial institution and its effect on the default rates used in our valuation of two trust preferred collateralized debt obligations would result in a material error and result in restatement of our financial statements for the yearend December 31, 2008 and for the three months ended March 31, 2009.

Facts & Circumstances:

First Commonwealth owns two trust preferred collateralized debt obligations which include Imperial Capital Bancorp, Inc. (“ICB”). The table in Exhibit A-1 provides detail for these investments as of December 31, 2008. On February 17, 2009, ICB entered into a Stipulation and Consent to the issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and the California Department of Financial Institutions. When valuing the collateralized debt obligations which include ICB (PreSTL I and PreSTL VIII) the probability of default used for ICB as of December 31, 2008 was 10%. Given the cease and desist order issued in February and the weakened financial condition of ICB at December 31, 2008, a probability of default of 100% may have been more appropriate. Incorporating the revised probability of default into our assessment of other-than-temporary impairment as of December 31, 2008 would result in a reduction in net income of $2.452 million for the three and twelve months ended December 31, 2008 and an increase in net income of $289 thousand for the three months ended March 31, 2009. The financial statement impact of this change is summarized in Exhibit A-2.

Conclusion:

SAB 99 indicates that an item is material if the magnitude of the item is such that it is probable that the judgment of a reasonable investor relying upon the report would have been changed or influenced by the inclusion or correction of the item. After consideration of all factors related to the ICB adjustment, it has been determined that this adjustment is both quantitatively and qualitatively immaterial. We believe the affect on financial statements would not have influenced the judgment of a reasonable investor and does not necessitate a restatement of our December 31, 2008 or March 31, 2009 financial statements. We feel the affect on financial statements is not material because;

•

Our 2008 Form 10-K included extensive disclosures related to the $50.056 million unrealized loss as well as the risks and uncertainties in our pooled trust preferred portfolio. We believe this information and the likelihood that future deferrals by banks in the pools could result in other-than-temporary impairment charges would have been included in a reasonable investor’s evaluation of First Commonwealth.

Memorandum

•	The adjustment in earnings related to ICB would not change the earnings trend of First Commonwealth.

•

The affect of the ICB adjustment on capital ratios is minimal. The adjustment in earnings related to ICB does not change our performance related to analyst estimates. With and without the ICB adjustment, First Commonwealth missed the analyst consensus expectation of $0.16 earnings per share.

Authoritative Guidance:

Per Staff Accounting Bulletin 99 Materiality (“SAB 99”):

SAB 99 indicates:

Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable investor would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable investor relying upon the report would have been changed or influenced by the inclusion or correction of the item.

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.

When determining materiality, SAB 99 indicates that the magnitude of an item is such that it is probable that the judgment of a reasonable investor relying upon the report would have been changed or influenced by the inclusion or correction of the item. The subsequent event related to ICB would result in a reduction of net income of $2.452 million, or $0.03 earnings per share, for the three and twelve months ended December 31, 2008 if the probability of default for ICB was adjusted for this event. We do not believe that this amount would have influenced a reasonable investor relying on the report because our 2008 Form 10-K included detailed and extensive disclosures related to the risks and uncertainties of our pooled trust preferred portfolio which would have been included in a reasonable investor’s evaluation of First Commonwealth’s financial condition and results of operations as of and for the period ended December 31, 2008. Information provided at the security level included each pooled trust preferred security owned, unrealized gain(loss), credit rating, number of banks in the pool and deferrals and defaults as a percent of current collateral. In addition, disclosures were included in the footnotes of our Form10-K to address our exposure and additional risks from interest deferrals. These disclosures include:

a.	In Note 10: “In addition, the risk of future other-than-temporary impairment may be influenced by additional bank failures, prolonged recession in the U.S. economy, changes in real estate values, interest deferrals, and whether the federal government provides assistance to financial institutions.”

Memorandum

b.	In Note 10: “As of December 31, 2008, after taking into account management’s best estimates of future interest deferrals and defaults, the excess subordination in our tranches ranged from 0.0% to 115.5%.”

c.	On page 12, a risk factor stating that we may record other-than-temporary impairment charges on these securities and experience a loss in interest income from the suspension of either interest or dividend payments.

As noted on page 38 of our Form 10-K, as of December 31, 2008, the unrealized loss of our total pooled trust preferred portfolio amounted to $50.056 million. As a result of the information provided above, we believe a reasonable investor would conclude that future deferrals by banks in the pools could result in other-than-temporary impairment charges and that the recognition of $3.8 million of the unrealized loss of $50.056 million at December 31, 2008, would not be material in evaluation of the risks inherent in this portfolio or that the $2.452 million affect on net income for 2008 is material to the 2008 performance of First Commonwealth.

The following are considerations included in SAB 99 that may render material a quantitatively small misstatement of a financial statement item along with the effect of the increased probability of default for ICB would have in each area.

•

whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate; the amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases.

ICB’s cease and desist order caused our financial results to be misstated due to a change in the estimated probability of default used for ICB in the valuation of two trust preferred securities. The process of assigning probability of defaults to each issuer in our trust preferred collateralized debt obligations involves a significant degree of judgment by management and is inherently imprecise.

Recognizing the inherent imprecision of this analysis, First Commonwealth included detailed disclosures in its 2008 Annual Report providing security level information on each of its pooled trust preferred securities. This disclosure allows an investor to assess the values assigned to each pool and to evaluate the likelihood of future impairment based upon the unrealized loss and credit ratings for each pool. In the context of these disclosures, it is unlikely that a change to the probability of default for one bank at December 31, 2008, would materially alter the total mix of information concerning the company and the risk of its trust preferred portfolio.

Memorandum

•	whether the misstatement masks a change in earnings or other trends

As indicated in the table below, First Commonwealth’s quarterly earnings were trending down in the second half of 2008 and the reduction in fourth quarter earnings per share by $0.03 that would result from changing the probability of default for ICB from 10% to 100% does not mask that trend. The effect on net income for the three months ended March 31, 2009 would have been a reduction of net income by $289 thousand and would have no impact on the reported earnings per share.

	2008				2009
	1Q	2Q	3Q	4Q	1Q
Net Income ($000), as reported	11,121	12,913	10,164	8,889	1,687
EPS ($, diluted), as reported	0.15	0.18	0.14	0.11	0.02

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Our reported earnings per share of $0.11 for the three months ended December 31, 2008 missed the analyst consensus expectations by $0.05. The effect of the adjustment to net income related to ICB reduces fourth quarter earnings by $0.03. This reduction in earnings does not change a “meet” or “beat” into a “miss.” As noted above, there would be no impact on the reported earnings per share for the quarter ended March 31, 2009.

•	whether the misstatement changes a loss into income or vice versa

The effect of the adjustment related to probability of default for ICB would not have changed our income to a loss for the three and twelve months ended December 31, 2008 or the three months ended March 31, 2009.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The adjustment related to ICB relates to a class of securities in our investment portfolio, which is not an identified business segment. The additional disclosures and discussion on our trust preferred portfolio in our 2008 Form 10-K provides detail on the losses and risks inherent in the portfolio. See Exhibit A-3 for excerpts related to our trust preferred securities from our Management Discussion and Footnotes included in 2008 Form 10-K and March 31, 2009 Form 10-Q.

Memorandum

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

First Commonwealth Bank and First Commonwealth Financial Corporation are well capitalized under the regulatory framework for prompt corrective action. This would not change after incorporating the effect of the ICB adjustment. The table below provides capital levels as of December 31, 2008 with and without the effect of the ICB adjustment. The ICB adjustment would not adversely affect the March 31, 2009 capital ratios.

Tier I Capital to Risk Weighted Assets

First Commonwealth Bank		First Commonwealth Financial
As Reported	Revised	As Reported	Revised
10.6%	10.6%	11.4%	11.3%

Total Capital to Risk Weighted Assets

First Commonwealth Bank		First Commonwealth Financial
As Reported	Revised	As Reported	Revised
11.6%	11.6%	12.4%	12.3%

Tier I Capital to Average Assets

First Commonwealth Bank		First Commonwealth Financial
As Reported	Revised	As Reported	Revised
9.2%	9.2%	9.9%	9.9%

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

At December 31, 2008 the reduction in net income related to the ICB adjustment would have caused a break in a covenant on a line of credit at the parent company requiring a minimum return on average assets for the trailing four quarters of 0.70%. The effect of the ICB adjustment would reduce this ratio for First Commonwealth to 0.66%. The company had been out of compliance on the covenants of this line of credit three times in the past, including September 2007, December 2007 and March 2008. In each such instance an Acknowledgment of Waiver Agreement was signed with the lending bank and a $7,500 fee was paid by First

Memorandum

Commonwealth. None of those instances of noncompliance triggered or resulted in the acceleration or increase of the company’s financial obligations under the line of credit. Furthermore, at December 31, 2008 and March 31, 2009 there were no amounts outstanding on this line of credit. The line of credit expired in April 2009 and was subsequently replaced with a line of credit at a different financial institution at a more favorable borrowing rate. Accordingly, the impact of noncompliance would not be quantitatively or qualitatively material.

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The change in earnings due to timing of recognition of other-than-temporary impairment charge would have no affect on management’s compensation. In our 2008 and 2009 incentive compensation plans, other-than-temporary impairment charges were excluded from the calculation of earnings and other performance measures for calculating awards. In addition, First Commonwealth’s CEO and CFO declined bonus payments in 2008 so their compensation would not have been affected even if other-than-temporary impairment had been included in the calculations.

•	whether the misstatement involves concealment of an unlawful transaction.

The ICB adjustment does not involve concealment of an unlawful transaction.

After consideration of all factors related to the ICB adjustment, it has been determined that the effect on financial statements is not material and does not necessitate a restatement of our December 31, 2008 or March 31, 2009 financial statements.

Exhibit A-1

Trust Preferred Collateralized Debt Obligations

Including Imperial Capital Bancorp

As of December 31, 2008

CDO	Book Value	Market Value	Unrealized Loss
PreTSL I	3,841,134	4,211,804	370,670
PreTSLVIII	5,980,196	2,271,600	(3,708,596)

Total	9,821,330	6,483,404	(3,337,926)

Exhibit A-2

Imperial Capital Bancorp

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008 As Reported	Adjustment		December 31, 2008 Restated	% Change
	(dollars in thousands, except share data)
Assets
Cash and due from banks	$88,277			$88,277
Interest-bearing bank deposits	289			289
Securities available for sale, at market value	1,349,920	(6	5)(a)(b)	1,349,855	(0.00)%
Securities held to maturity, at amortized cost,
(Fair value $50,558)	50,840			50,840
Other Investments	51,431			51,431
Loans:
Portfolio loans, net of unearned income	4,418,377			4,418,377
Allowance for credit losses	(52,759)			(52,759)

Net loans	4,365,618			4,365,618

Premises and equipment, net	72,636			72,636
Other real estate owned	3,262			3,262
Goodwill	159,956			159,956
Amortizing intangibles, net	10,233			10,233
Other assets	273,418	(1,29	8)(b)	272,120	(0.47)%

Total assets	$6,425,880	$(1,36	3)	$6,424,517	(0.02)%

Liabilities
Deposits (all domestic):
Noninterest-bearing	$566,845			$566,845
Interest-bearing	3,713,498			3,713,498

Total deposits	4,280,343			4,280,343

Short-term borrowings	1,152,700			1,152,700
Other liabilities	63,778	(1,32	0)(b)	62,458	(2.07)%

Subordinated debentures	105,750			105,750
Other long-term debt	170,530			170,530

Total long-term debt	276,280			276,280

Total liabilities	5,773,101	(1,32	0)	5,771,781	(0.02)%

Shareholders’ Equity
Preferred stock, $1 par value per share, 3,000,000 shares authorized, none issued	0			0
Common stock, $1 par value per share, 200,000,000 shares authorized; 86,600,431 shares issued and 85,050,744 shares outstanding at December 31, 2008	86,600			86,600
Additional paid-in capital	303,008			303,008
Retained earnings	309,947	(2,45	2)(b)	307,495	(0.79)%
Accumulated other comprehensive loss, net	(21,269)	2,40	9(a)(b)	(18,860)	(11.33)%
Treasury stock (1,549,687 shares at December 31, 2008)	(17,907)			(17,907)
Unearned ESOP shares	(7,600)			(7,600)

Total shareholders’ equity	652,779	(4	3)	652,736	(0.01)%

Total liabilities and shareholders’ equity	$6,425,880	$(1,36	3)	$6,424,517	(0.02)%

(a)	To record change in fair value of PreTSL I and PreTSL VII
(b)	To record other-than-temporary impairment on PreTSL VIII and reverse previously recorded amount from other comprehensive income

Exhibit A-2

Imperial Capital Bancorp

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except share data)

	(Unaudited)
	For the Quarter Ended, December 31, 2008			% Change		For the Year Ended, December 31, 2008			% Change
	As Reported	Adjustment	Restated			As Reported	Adjustment	Restated
Interest Income
Interest and fees on loans	$64,580		$64,580			$251,546		$251,546
Interest and dividends on investments:
Taxable interest	14,434		14,434			60,556		60,556
Interest exempt from Federal income taxes	3,025		3,025			13,143		13,143
Dividends	389		389			2,339		2,339
Interest on Federal funds sold	0		0			2		2
Interest on bank deposits	1		1			10		10

Total interest income	82,429		82,429			327,596		327,596

Interest Expense
Interest on deposits	22,045		22,045			101,517		101,517
Interest on short-term borrowings	2,238		2,238			14,828		14,828

Interest on subordinated debentures	1,908		1,908			7,567		7,567
Interest on other long-term debt	3,582		3,582			15,086		15,086

Total interest on long-term debt	5,490		5,490			22,653		22,653

Total interest expense	29,773		29,773			138,998		138,998

Net Interest Income	52,656		52,656			188,598		188,598
Provision for credit losses	10,642		10,642			23,095		23,095

Net Interest Income after provision for credit losses	42,014		42,014			165,503		165,503

Non-Interest Income
Net securities losses	(3,835)	(3,772)	(7,607)	98.36	%(a)	(11,494)	(3,772)	(15,266)	32.82%
Trust income	1,125		1,125			5,639		5,639
Service charges on deposit accounts	4,555		4,555			18,558		18,558
Insurance and retail brokerage commissions	1,236		1,236			5,297		5,297
Income from bank owned life insurance	1,155		1,155			5,523		5,523
Card related interchange income	1,956		1,956			7,609		7,609
Other operating income	3,820		3,820			11,699		11,699

Total non-interest income	10,012	(3,772)	6,240	(37.67)%		42,831	(3,772)	39,059	(8.81)%

Non-Interest Expense
Salaries and employee benefits	21,658		21,658			83,507		83,507
Net occupancy expense	3,807		3,807			15,055		15,055
Furniture and equipment expense	2,845		2,845			11,976		11,976
Advertising expense	724		724			2,303		2,303
Data processing expense	1,161		1,161			4,283		4,283
Pennsylvania shares tax expense	1,357		1,357			5,309		5,309
Intangible amortization	743		743			3,208		3,208
Other operating expenses	9,582		9,582			32,974		32,974

Total non-interest expense	41,877		41,877			158,615		158,615

Income before income taxes	10,149	(3,772)	6,377	(37.17)%		49,719	(3,772)	45,947	(7.59)%
Provision for income taxes	1,260	(1,320)	(60)	(104.76	)%(b)	6,632	(1,320)	5,312	(19.90)%

Net Income	$8,889	$(2,452)	$6,437	(27.58)%		$43,087	$(2,452)	$40,635	(5.69)%

Average Shares Outstanding	80,076,383		80,076,383			74,477,795		74,477,795
Average Shares Outstanding Assuming Dilution	80,179,260		80,179,260			74,583,236		74,583,236
Per Share Data:
Basic Earnings Per Share	$0.11	$(0.03)	$0.08	(27.27)%		$0.58	$(0.03)	$0.55	(5.17)%
Diluted Earnings Per Share	$0.11	$(0.03)	$0.08	(27.27)%		$0.58	$(0.03)	$0.54	(5.17)%

(a) (b) To record other-than-impairment on PreTSL VIII

Exhibit A-2

Imperial Capital Bancorp

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	March 31, 2009 As Reported	Adjustment		March 31, 2009 Restated	% Change
	(dollars in thousands, except share data)
Assets
Cash and due from banks	$93,259			$93,259
Interest-bearing bank deposits	392			392
Securities available for sale, at market value	1,271,925			1,271,925
Securities held to maturity, at amortized cost, (Fair Value $46,950)	46,433			46,433
Other Investments	51,431			51,431
Loans:
Portfolio loans, net of unearned income	4,457,358			4,457,358
Allowance for credit losses	(41,549)			(41,549)

Net loans	4,415,809			4,415,809

Premises and equipment, net	73,376			73,376
Other real estate owned	25,936			25,936
Goodwill	159,956			159,956
Amortizing intangibles, net	9,490			9,490
Other assets	274,567	1,16	5(b)	275,732	0.42%

Total assets	$6,422,574	$1,16	5	$6,423,739	0.02%

Liabilities
Deposits (all domestic):
Noninterest-bearing	$573,573			573,573
Interest-bearing	3,744,855			3,744,855

Total deposits	4,318,428			4,318,428

Short-term borrowings	1,111,220			1,111,220
Other liabilities	56,255	1,16	5(b)	57,420	2.07%

Subordinated debentures	105,750			105,750
Other long-term debt	183,421			183,421

Total long-term debt	289,171		0	289,171

Total liabilities	5,775,074	1,16	5	5,776,239	0.02%

Shareholders’ Equity
Preferred stock, $1 par value per share, 3,000,000 shares authorized, none issued	0			0
Common stock, $1 par value per share, 200,000,000 shares authorized; 86,600,431 shares issued and 85,055,220 shares outstanding at March 31, 2009	86,600			86,600
Additional paid-in capital	302,862			302,862
Retained earnings	305,712	2,16	3(a)	307,875	0.71%
Accumulated other comprehensive loss, net	(22,763)	(2,16	3)(a)	(24,926)	9.50%
Treasury Stock (1,545,211 shares at March 31, 2009)	(17,811)			(17,811)
Unearned ESOP shares	(7,100)			(7,100)

Total shareholders’ equity	647,500		0	647,500

Total liabilities and shareholders’ equity	$6,422,574	$1,16	5	$6,423,739	0.02%

(a) (b) Adjustment for adoption of FSP FAS 115-2 for non credit related other-than-temporary impairment charges recorded on PreTSL VIII

Exhibit A-2

Imperial Capital Bancorp

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For the Quarter Ended, March 31, 2009%
	As Reported	Adjustment		Restated	Change
	(dollars in thousands, except share data)
Interest Income
Interest and fees on loans	$58,275			$58,275
Interest and dividends on investments:
Taxable interest	13,708			13,708
Interest exempt from Federal income taxes	2,894			2,894
Dividends	63			63
Interest on bank deposits	1			1

Total interest income	74,941			74,941

Interest Expense
Interest on deposits	19,576			19,576
Interest on short-term borrowings	1,347			1,347

Interest on subordinated debentures	1,766			1,766
Interest on other long-term debt	1,653			1,653

Total interest on long-term debt	3,419			3,419

Total interest expense	24,342			24,342

Net Interest Income	50,599			50,599
Provision for credit losses	8,242			8,242

Net Interest Income after provision for credit losses	42,357			42,357

Non-Interest Income
Impairment losses on securities	(28,589)	445	(a)	(28,144)	(1.56)%
Noncredit-related losses on securities not expected to be sold (recognized in other comprehensive income)	18,723			18,723

Net impairment losses	(9,866)	445		(9,421)	(4.51)%

Net securities gains	24			24
Trust income	1,087			1,087
Service charges on deposit accounts	3,837			3,837
Insurance and retail brokerage commissions	1,616			1,616
Income from bank owned life insurance	1,138			1,138
Card related interchange income	1,896			1,896
Other operating income	3,008			3,008

Total non-interest income	2,740	445		3,185	16.24%

Non-Interest Expense
Salaries and employee benefits	22,500			22,500
Net occupancy expense	4,000			4,000
Furniture and equipment expense	2,975			2,975
Advertising expense	513			513
Data processing expense	1,132			1,132
Pennsylvania shares tax expense	1,331			1,331
Intangible amortization	743			743
Collection and repossession expenses	901			901
FDIC insurance	1,521			1,521
Other professional fees and services	1,063			1,063
Other operating expenses	6,669			6,669

Total non-interest expense	43,348			43,348

Income before income taxes	1,749	445		2,194	25.44%
Provision for income taxes	62	156	(b)	218	251.61%

Net Income	$1,687	289		$1,976	17.13%

Average Shares Outstanding	84,521,266			84,521,266
Average Shares Outstanding Assuming Dilution	84,594,211			84,594,211
Per Share Data:
Basic Earnings Per Share	$0.02			$0.02
Diluted Earnings Per Share	$0.02			$0.02

(a) (b) To record adjustment for change in 1st quarter 2009 other-than-temporary impairment charge

Exhibit B – SAB 99 Imperial Capital Bancorp and BankAtlantic Bancorp Subsequent Event

Memorandum

First Commonwealth Financial Corporation 654 Philadelphia St., PO Box 400 Indiana, PA 15701 724.463.4725 Phone 724.463.5264 Fax www.fcbanking.com
To:	File

From:	Teresa Ciambotti
RE:	SAB 99 - Imperial and Bank Atlantic Subsequent Event
Date:	August 12, 2009

Issue:

Determine whether the subsequent events related to two financial institutions and the effect these events have on the default rates used in our valuation of seven of our trust preferred collateralized debt obligations would result in a material error and result in restatement of our financial statements for the year end December 31, 2008 and for the three months ended March 31, 2009.

Facts & Circumstances:

First Commonwealth owns one trust preferred collateralized debt obligation that includes Imperial Capital Bancorp (“ICB”), one pool that includes both ICB and BankAtlantic Bancorp (“BankAtlantic”) and five pools which include BankAtlantic only. The table in Exhibit B-1 provides detail for these investments as of December 31, 2008.

In a Form 8-K filed on February 20, 2009, BankAtlantic announced their election to defer regularly scheduled interest payments on outstanding trust preferred securities. The deferral election would begin with respect to regularly scheduled quarterly interest payments that would otherwise have been made in April and May of 2009. The 8-K also indicates that BankAtlantic has filed an application with the US Treasury’s Capital Purchase Plan (the “CPP”) and that if the company receives approval for the CPP they would expect to end the expected deferral period on interest payments. Even though First Commonwealth has concluded that this announcement is considered a type 2 subsequent event, this memo details the impact of this announcement on December 31, 2008 and March 31, 2009 financial statements. In our December 31, 2008 valuation of the collateralized debt obligations which include BankAtlantic the probability of default used for BankAtlantic was 6%. Given that the deferral announcement was contingent on whether the company received approval for the CPP, a revised probability of default of 50% may have been more appropriate.

First Commonwealth owns two trust preferred collateralized debt obligations which include ICB. On February 17, 2009, ICB entered into a Stipulation and Consent to the issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and the California Department of Financial Institutions. When valuing the collateralized debt obligations which include ICB (PreSTL I and PreSTL VIII) the probability of default used for ICB as of December 31, 2008 was 10%. Given the cease and desist order issued in February and the weakened financial condition of ICB at December 31, 2008, a probability of default of 100% may have been more appropriate.

Memorandum

Incorporating both the effect of the announcement by BankAtlantic and the cease & desist order entered into by ICB into our assessment of other-than-temporary impairment at December 31, 2008 would result in a reduction in net income by $2.621 million for the three and twelve months ended December 31, 2008 and an increase in net income of $917 thousand for the three months ended March 31, 2009. The financial statement impact for this change is summarized in Exhibit B-2.

Conclusion:

SAB 99 indicates that an item is material if the magnitude of the item is such that it is probable that the judgment of a reasonable investor relying upon the report would have been changed or influenced by the inclusion or correction of the item. After consideration of all factors related to the ICB and BankAtlantic adjustments, it has been determined that these adjustments are both quantitatively and qualitatively immaterial. We believe the effect on financial statements of these adjustments would not have influenced the judgment of a reasonable investor and does not necessitate a restatement of our December 31, 2008 or March 31, 2009 financial statements. We feel the effect on financial statements is not material due to the following factors:

•

Our 2008 Form 10-K included extensive disclosures related to the $50.056 million unrealized loss as well as the risks and uncertainties in our pooled trust preferred portfolio. We believe this information and the likelihood that future deferrals by banks in the pools could result in other-than-temporary impairment charges would have been included in a reasonable investor’s evaluation of First Commonwealth.

•	The adjustment in earnings related to ICB and BankAtlantic would not change the earnings trend of First Commonwealth.

•	The effect of the ICB and BankAtlantic adjustments on capital ratios is minimal.

•

The adjustment in earnings related to ICB and BankAtlantic does not change our performance related to analyst estimates. With and without the ICB and BankAtlantic adjustments, First Commonwealth missed the analyst consensus expectation of $0.16 earnings per share.

Authoritative Guidance:

Per Staff Accounting Bulletin 99 Materiality (“SAB 99”):

SAB 99 indicates:

Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Memorandum

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.

When determining materiality, SAB 99 indicates that the magnitude of an item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The subsequent events related to ICB and BankAtlantic would result in a reduction of net income of $2.621 million, or $0.03 earnings per share, for the three and twelve months ended December 31, 2008 if the probability of default for ICB and BankAtlantic were adjusted for the aforementioned events. We do not believe that this amount would had influenced a reasonable person relying on the report because our 2008 Form 10-K included detailed and extensive disclosures related to the risks and uncertainties of our pooled trust preferred portfolio which would have been included in a reasonable investor’s evaluation of First Commonwealth’s financial condition and results of operations as of and for the period ended December 31, 2008. Information provided at the security level included each pooled trust preferred security owned, unrealized gain(loss), credit rating, number of banks in the pool and deferrals and defaults as a percent of current collateral. In addition, disclosures were included in the footnotes of our Form10-K to address our exposure and additional risks from interest deferrals. These disclosures include:

a.	In Note 10: “In addition, the risk of future other-than-temporary impairment may be influenced by additional bank failures, prolonged recession in the U.S. economy, changes in real estate values, interest deferrals, and whether the federal government provides assistance to financial institutions.”

b.	In Note 10: “As of December 31, 2008, after taking into account management’s best estimates of future interest deferrals and defaults, the excess subordination in our tranches ranged from 0.0% to $115.5%.”

c.	On page 12, a risk factor stating that we may record other-than-temporary impairment charges on these securities and experience a loss in interest income from the suspension of either interest or dividend payments.

As noted on page 38 of our Form 10-K, as of December 31, 2008 the unrealized loss of our total pooled trust preferred portfolio amounted to $50.056 million. As a result of the information provided above, we believe a reasonable person would conclude that future deferrals by banks in the pools could result in other-than-temporary impairment charges and that the recognition of $4.032 million of the unrealized loss of $50.056 million at December 31, 2008 would not be material in evaluation of the risks inherent in this portfolio or that the $2.621 million after tax affect on net income for 2008 is material to the 2008 performance of First Commonwealth.

Memorandum

The following are considerations included in SAB 99 that may render material a quantitatively small misstatement of a financial statement item along with the effect of the subsequent events related to BankAtlantic and ICB would have in each area.

•

whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate; the amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases.

ICB’s cease and desist order and BankAtlantic’s deferral announcement caused our financial results to be misstated due to a change in the estimated probability of default used for each of these banks in the valuation of six trust preferred securities. The process of assigning probability of defaults to each issuer in our trust preferred collateralized debt obligations involves a significant degree of judgment by management and is inherently imprecise.

Recognizing the inherent imprecision of this analysis, First Commonwealth included detailed disclosures in its 2008 Annual Report providing security level information on each of its pooled trust preferred securities. This disclosure allows an investor to assess the values assigned to each pool and to evaluate the likelihood of future impairment based upon the unrealized loss and credit ratings for each pool. In the context of these disclosures, it is unlikely that a change to the probability of default for one or more banks at December 31, 2008 would materially alter the total mix of information concerning the company and the risk of its trust preferred portfolio.

•	whether the misstatement masks a change in earnings or other trends

As indicated in the table below, First Commonwealth’s quarterly earnings were trending down the second half of 2008 and the reduction in fourth quarter earnings per share by $0.03 that would result from changing the probability of default for ICB from 10% to 100% and BankAtlantic from 6% to 50% does not mask that trend. The effect on net income for the three months ended March 31, 2009 would have been a reduction of net income by $917 thousand or $0.01 earnings per share.

	2008				2009 1Q
	1Q	2Q	3Q	4Q

Net Income ($000), as reported	11,121	12,913	10,164	8,889	1,687
EPS ($, diluted), as reported	0.15	0.18	0.14	0.11	0.02

Memorandum

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Our reported earnings per share of $0.11 for the three months ended December 31, 2008 missed the analyst consensus expectations by $0.05. The effect of the adjustment to net income related to BankAtlantic and ICB reduces earnings per share by $0.03. Therefore this reduction in earnings does not change a “meet” or “beat” into a “miss.” As noted above, the effect on the results for the quarter ended March 31, 2009 would be an increase to net income of $0.01 per share.

•	whether the misstatement changes a loss into income or vice versa

The effect of the adjustment related to probability of default for BankAtlantic and ICB would not have changed our income to a loss for the three and twelve months ended December 31, 2008 and the three months ended March 31, 2009.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The adjustment related to ICB and BankAtlantic relates to a class of securities in our investment portfolio, which is not an identified business segment. The additional disclosures and discussion on our trust preferred portfolio in our 2008 Form 10-K provides detail on the losses and risks inherent in the portfolio. See Exhibit B-3 for excerpts related to our trust preferred securities from our Management’s Discussion and Analysis and Footnotes included in 2008 Form 10-K and March 31, 2009 Form 10-Q.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

First Commonwealth Bank and First Commonwealth Financial Corporation are well capitalized under the regulatory framework for prompt corrective action. This would not change after incorporating the effect of the announcements by ICB and BankAtlantic. The table below provides December 31, 2008 capital levels with and without the effect of the cease and desist order and deferral announcement. The BankAtlantic and ICB adjustments would not adversely affect the March 31, 2009 capital ratios.

Tier I Capital to Risk Weighted Assets

First Commonwealth Bank		First Commonwealth Financial
As Reported	Revised	As Reported	Revised
10.6%	10.6%	11.4%	11.3%

Memorandum

Total Capital to Risk Weighted Assets

First Commonwealth Bank		First Commonwealth Financial
As Reported	Revised	As Reported	Revised
11.6%	11.6%	12.4%	12.3%

Tier I Capital to Average Assets

First Commonwealth Bank		First Commonwealth Financial
As Reported	Revised	As Reported	Revised
9.2%	9.2%	9.9%	9.9%

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

At December 31, 2008, the reduction in net income related to the BankAtlantic and ICB adjustments would break a covenant on a line of credit at the parent company requiring a minimum return on average assets for the trailing four quarters of .70%. The effect of the ICB and BankAtlantic adjustments would reduce this ratio for First Commonwealth to .65%. The company had been out of compliance on the covenants of this line of credit three times in the past, including September 2007, December 2007 and March 2008. For each of those instances an Acknowledgment of Waiver Agreement was signed with the lending bank and a $7,500 fee was paid by First Commonwealth. None of those instances of noncompliance triggered or resulted in the acceleration or increase of the company’s financial obligations under the line of credit. Furthermore, at December 31, 2008 and March 31, 2009 there were no amounts outstanding on this line of credit. The line of credit expired in April 2009 and was subsequently replaced with a line of credit at a different financial institution at a more favorable borrowing rate. Accordingly, the impact of noncompliance would not be quantitatively or qualitatively material.

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The change in earnings due to the timing of recognition of other-than-temporary impairment charge would have no affect on management’s compensation. In our 2008 and 2009 incentive compensation plans, other-than-temporary impairment charges were excluded from the calculation of earnings and other performance measures for calculating awards. In addition, First Commonwealth’s CEO and CFO declined bonus payments in 2008 so their compensation would not have been affected even if other-than-temporary impairment had been included in the calculations.

Memorandum

•	whether the misstatement involves concealment of an unlawful transaction.

The BankAtlantic and ICB adjustments do not involve concealment of an unlawful transaction.

After consideration of all factors related to the ICB and BankAtlantic adjustments, it has been determined that the effect on financial statements is not material and does not necessitate a restatement of our December 31, 2008 or March 31, 2009 financial statements.

Exhibit B-1

Trust Preferred Collateralized Debt Obligations

Including Imperial Capital Bancorp and BankAtlantic Bancorp

As of December 31, 2008

CDO	Includes	Book Value	Market Value	Unrealized Loss
PreSTL I	Imperial	3,841,134	4,211,804	370,670
PreTSL VI	BankAtlantic	387,847	207,033	(180,814)
PreTSLVII	BankAtlantic	3,987,100	3,987,100	0
PreTSLVIII	BankAtlantic/Imperial	5,980,196	2,271,600	(3,708,596)
PreTSL IX	BankAtlantic	3,000,000	1,194,300	(1,805,700)
PreTSL X	BankAtlantic	4,000,000	1,571,600	(2,428,400)
MMCommIX	BankAtlantic	20,000,000	8,020,000	(11,980,000)

Total		41,196,277	21,463,437	(19,732,840)

Exhibit B-2

BankAtlantic Bancorp and Imperial Capital Bancorp

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008 As Reported	Adjustment		December 31, 2008 Restated	% Change
	(dollars in thousands, except share data)
Assets
Cash and due from banks	$88,277			$88,277
Interest-bearing bank deposits	289			289
Securities available for sale, at market value	1,349,920	(33	3)(a)(b)(c)(d)	1,349,587	(0.02)%
Securities held to maturity, at amortized cost,
(Fair value $50,558)	50,840			50,840
Other Investments	51,431			51,431
Loans:
Portfolio loans, net of unearned income	4,418,377			4,418,377
Allowance for credit losses	(52,759)			(52,759)

	4,365,618			4,365,618

Premises and equipment, net	72,636			72,636
Other real estate owned	3,262			3,262
Goodwill	159,956			159,956
Amortizing intangibles, net	10,233			10,233
Other assets	273,418	(1,29	5)(b)(d)	272,123	(0.47)%

Total assets	$6,425,880	$(1,62	8)	$6,424,252	(0.03)%

Liabilities
Deposits (all domestic):
Noninterest-bearing	$566,845			566,845
Interest-bearing	3,713,498			3,713,498

Total deposits	4,280,343			4,280,343

Short-term borrowings	1,152,700			1,152,700
Other liabilities	63,778	(1,41	1)(c)	62,367	(2.21)%

Subordinated debentures	105,750			105,750
Other long-term debt	170,530			170,530

Total long-term debt	276,280			276,280

Total liabilities	5,773,101	(1,41	1)	5,771,690	(0.02)%

Shareholders’ Equity
Preferred stock, $1 par value per share, 3,000,000 shares authorized, none issued	0			0
Common stock, $1 par value per share, 200,000,000 shares authorized; 86,600,431 shares issued and 85,050,744 shares outstanding at December 31, 2008	86,600			86,600
Additional paid-in capital	303,008			303,008
Retained earnings	309,947	(2,62	1)(c)	307,326	(0.85)%
Accumulated other comprehensive loss, net	(21,269)	2,40	4(a)(b)(d)	(18,865)	(11.30)%
Treasury stock (1,549,687 shares at December 31, 2008)	(17,907)			(17,907)
Unearned ESOP shares	(7,600)			(7,600)

Total shareholders’ equity	652,779	(21	7)	652,562	(0.03)%

Total liabilities and shareholders’ equity	$6,425,880	$(1,62	8)	$6,424,252	(0.03)%

(a)	To record change in fair value on PreTSL I
(b)	To record change in fair value of PreTSL VI, IX, X, Mcomm IX
(c)	To record additional impairment on PreTSL VII and VIII
(d)	To reverse other comprehensive income booked on PreTSL VIII

Exhibit B-2

BankAtlantic Bancorp and Imperial Capital Bancorp

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except share data)

	(Unaudited) For the Quarter Ended, December 31, 2008			% Change		For the Year Ended, December 31, 2008			% Change
	As Reported	Adjustment	Restated			As Reported	Adjustment	Restated
Interest Income
Interest and fees on loans	$64,580		$64,580			$251,546		$251,546
Interest and dividends on investments:
Taxable interest	14,434		14,434			60,556		60,556
Interest exempt from Federal income taxes	3,025		3,025			13,143		13,143
Dividends	389		389			2,339		2,339
Interest on Federal funds sold	0		0			2		2
Interest on bank deposits	1		1			10		10

Total interest income	82,429		82,429			327,596		327,596

Interest Expense
Interest on deposits	22,045		22,045			101,517		101,517
Interest on short-term borrowings	2,238		2,238			14,828		14,828

Interest on subordinated debentures	1,908		1,908			7,567		7,567
Interest on other long-term debt	3,582		3,582			15,086		15,086

Total interest on long-term debt	5,490		5,490			22,653		22,653

Total interest expense	29,773		29,773			138,998		138,998

Net Interest Income	52,656		52,656			188,598		188,598
Provision for credit losses	10,642		10,642			23,095		23,095

Net Interest Income after provision for credit losses	42,014		42,014			165,503		165,503

Non-Interest Income
Net gains on securities transactions	(3,835)	(4,033)	(7,868)	105.16	% (a)	(11,494)	(4,033)	(15,527)	35.09%
Trust income	1,125		1,125			5,639		5,639
Service charges on deposit accounts	4,555		4,555			18,558		18,558
Insurance and retail brokerage commissions	1,236		1,236			5,297		5,297
Income from bank owned life insurance	1,155		1,155			5,523		5,523
Card related interchange income	1,956		1,956			7,609		7,609
Other operating income	3,820		3,820			11,699		11,699

Total non-interest income	10,012		5,979			42,831		38,798

Non-Interest Expense
Salaries and employee benefits	21,658		21,658			83,507		83,507
Net occupancy expense	3,807		3,807			15,055		15,055
Furniture and equipment expense	2,845		2,845			11,976		11,976
Advertising expense	724		724			2,303		2,303
Data processing expense	1,161		1,161			4,283		4,283
Pennsylvania shares tax expense	1,357		1,357			5,309		5,309
Intangible amortization	743		743			3,208		3,208
Collection and repossession expenses	0		0			0		0
FDIC insurance	0		0			0		0
Other professional fees and services	0		0			0		0
Other operating expenses	9,582		9,582			32,974		32,974

Total non-interest expense	41,877		41,877			158,615		158,615

Income before income taxes	10,149	(4,033)	6,116	(39.74)%		49,719	(4,033)	45,686	(8.11)%
Provision for income taxes	1,260	(1,411)	(151)	(111.98	)% (b)	6,632	(1,411)	5,221	(21.28)%

Net Income	$8,889	$(2,622)	$6,267	(29.50)%		$43,087	$(2,622)	$40,465	(6.09)%

Average Shares Outstanding	80,076,383		80,076,383			74,477,795		74,477,795
Average Shares Outstanding Assuming Dilution	80,179,260		80,179,260			74,583,236		74,583,236
Per Share Data:
Basic Earnings Per Share	$0.11	$(0.03)	$0.08	(27.27)%		$0.58	$(0.04)	$0.54	(6.90)%
Diluted Earnings Per Share	$0.11	$(0.03)	$0.08	(27.27)%		$0.58	$(0.04)	$0.54	(6.90)%

(a) (b) To record additional other-than-temporary impairment charges on PreSTL VII and VIII

Exhibit B-2

BankAtlantic Bancorp and Imperial Capital Bancorp

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	March 31, 2009 As Reported	Adjustment		March 31, 2009 Restated	% Change
	(dollars in thousands, except share data)
Assets
Cash and due from banks	$93,259			$93,259
Interest-bearing bank deposits	392			392
Securities available for sale, at market value	1,271,925			1,271,925
Securities held to maturity, at amortized cost, (Fair Value $46,950)	46,433			46,433
Other Investments	51,431			51,431
Loans:
Portfolio loans, net of unearned income	4,457,358			4,457,358
Allowance for credit losses	(41,549)			(41,549)

Net loans	4,415,809			4,415,809

Premises and equipment, net	73,376			73,376
Other real estate owned	25,936			25,936
Goodwill	159,956			159,956
Amortizing intangibles, net	9,490			9,490
Other assets	274,567	919	(b)	275,486	0.33%

Total assets	$6,422,574	$919		$6,423,493	0.01%

Liabilities
Deposits (all domestic):
Noninterest-bearing	$573,573			$573,573
Interest-bearing	3,744,855			3,744,855

Total deposits	4,318,428			4,318,428

Short-term borrowings	1,111,220			1,111,220
Other liabilities	56,255	919	(b)	57,174	1.63%

Subordinated debentures	105,750			105,750
Other long-term debt	183,421			183,421

Total long-term debt	289,171	0		289,171

Total liabilities	5,775,074	919		5,775,993	0.02%

Shareholders’ Equity
Preferred stock, $1 par value per share, 3,000,000 shares authorized, none issued	0			0
Common stock, $1 par value per share, 200,000,000 shares authorized;
86,600,431 shares issued and 85,055,220 shares outstanding at March 31, 2009	86,600			86,600
Additional paid-in capital	302,862			302,862
Retained earnings	305,712	1,708	(a)	307,420	0.56%
Accumulated other comprehensive loss, net	(22,763)	(1,708	)(a)	(24,471)	7.50%
Treasury stock (1,545,211 shares at March 31, 2009)	(17,811)			(17,811)
Unearned ESOP shares	(7,100)			(7,100)

Total shareholders’ equity	647,500	0		647,500

Total liabilities and shareholders’ equity	$6,422,574	$919		$6,423,493	0.01%

(a) (b) Adjustment for adoption of FSP FAS 115-2 for non credit related other-than-temporary impairment charges recorded on PreTSL VIII

Exhibit B-2

BankAtlantic Bancorp and Imperial Capital Bancorp

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For the Quarter Ended, March 31, 2009				% Change
	As Reported	Adjustment		Restated
	(dollars in thousands, except share data)
Interest Income
Interest and fees on loans	$58,275			$58,275
Interest and dividends on investments:
Taxable interest	13,708			13,708
Interest exempt from Federal income taxes	2,894			2,894
Dividends	63			63
Interest on bank deposits	1			1

Total interest income	74,941			74,941

Interest Expense
Interest on deposits	19,576			19,576
Interest on short-term borrowings	1,347			1,347

Interest on subordinated debentures	1,766			1,766
Interest on other long-term debt	1,653			1,653

Total interest on long-term debt	3,419			3,419

Total interest expense	24,342			24,342

Net Interest Income	50,599			50,599
Provision for credit losses	8,242			8,242

Net Interest Income after provision for credit losses	42,357			42,357

Non-Interest Income
Impairment (losses) on securities	(28,589)	1,411	(a)	(27,178)
Noncredit-related losses on securities not expected to be sold (recognized in other comprehensive income)	18,723			18,723

Net impairment (losses)	(9,866)	1,411		(8,455)	(14.30)%

Net gains on securities transactions	24			24
Trust income	1,087			1,087
Service charges on deposit accounts	3,837			3,837
Insurance and retail brokerage commissions	1,616			1,616
Income from bank owned life insurance	1,138			1,138
Card related interchange income	1,896			1,896
Other operating income	3,008			3,008

Total non-interest income	2,740	1,411		4,151	51.50%

Non-Interest Expense
Salaries and employee benefits	22,500			22,500
Net occupancy expense	4,000			4,000
Furniture and equipment expense	2,975			2,975
Advertising expense	513			513
Data processing expense	1,132			1,132
Pennsylvania shares tax expense	1,331			1,331
Intangible amortization	743			743
Collection and repossession expenses	901			901
FDIC insurance	1,521			1,521
Other professional fees and services	1,063			1,063
Other operating expenses	6,669			6,669

Total non-interest expense	43,348			43,348

Income before income taxes	1,749	1,411		3,160	80.67%
Provision for income taxes	62	494	(b)	556	796.77%

Net Income	$1,687	917		$2,604	54.36%

Average Shares Outstanding	84,521,266			84,521,266
Average Shares Outstanding Assuming Dilution	84,594,211			84,594,211
Per Share Data:
Basic Earnings Per Share	$0.02	$0.01		$0.03	50.00%
Diluted Earnings Per Share	$0.02	$0.01		$0.03	50.00%

(a) (b) To record adjustment to 1st quarter 2009 impairment charge

Exhibit A-3

Exhibit B-3

Excerpts from

First Commonwealth Financial Corporation and Subsidiaries

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and Notes to Consolidated Financial Statements

December 31, 2008

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

ITEM 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Financial Condition (Continued)

Investment Portfolio (Continued)

Maturity Distribution of Securities Available for Sale

At Amortized Cost

(dollars in thousands)

	U.S. Government Agencies and U.S. Government Sponsored- Enterprises	States and Political Subdivisions	Other Securities	Total Amortized Cost (a)	Weighted Average Yield*
Within 1 year	$3,984	$810	$5,268	$10,062	2.98%
After 1 but within 5 years	161,427	9,817	-0-	171,244	4.61%
After 5 but within 10 years	335,384	45,184	1,181	381,749	4.69%
After 10 years	531,670	160,154	119,925	811,749	5.65%

Total	$1,032,465	$215,965	$126,374	$1,374,804	5.24%

(a)	Stock equities are excluded from this schedule because they have an indefinite maturity.
*	Yields are calculated on a tax-equivalent basis.

The decrease in average securities of $25.2 million in 2008 helped to fund loan growth. The largest components of the 2008 decrease included $39.8 million of corporate securities, $82.1 million of other agencies, $13.5 million of states and political subdivisions, and $783 thousand in treasury securities. Offsetting these decreases was an average increase of $103.7 million of mortgage backed securities and $7.7 million in marketable equity securities.

Included in equity securities is stock in the Federal Home Loan Bank (“FHLB”) of Pittsburgh. As a member, we are required to purchase and hold stock in the FHLB of Pittsburgh to satisfy membership and borrowing requirements. As of December 31, 2008 and 2007, our FHLB stock totaled $51.4 million and $27.5 million, respectively. This investment is recorded at historical cost. For the years ended December 31, 2008, 2007 and 2006, we received dividends from our FHLB stock totaling $1.3 million, $1.7 million, and $2.0 million, respectively. In December 2008, the FHLB of Pittsburgh suspended dividend payments on their stock and the repurchase of excess stock from members.

See Note 8 “Securities Available for Sale,” Note 9 “Securities Held to Maturity,” Note 10 “Impairment of Investment Securities,” and Note 21 “Fair Values of Financial Instruments” for additional information related to the investment portfolio.

Our investment portfolio includes $97.1 million in pooled trust preferred collateralized debt obligations. The valuation of these securities involves evaluating all relevant credit and structural aspects, determining appropriate performance assumptions and performing a discounted cash flow analysis. This evaluation includes detailed credit, performance and structural evaluations for each piece of collateral. Other factors in the valuation include terms of the structure, the cash flow waterfall (for both interest and principal), the over collateralization and interest coverage tests and events of default/liquidation.

Exhibit A-3

Exhibit B-3

Excerpts from

First Commonwealth Financial Corporation and Subsidiaries

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and Notes to Consolidated Financial Statements

December 31, 2008

The discount rate used in the analysis combines an evaluation of current and observable market yields for comparable structured credit products with an evaluation of the risks associated with the underlying cash flows.

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

ITEM 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Financial Condition (Continued)

Investment Portfolio (Continued)

The specific risks identified in a given collateralized debt obligations cash flows are then evaluated and an adjustment is made to the credit spreads derived from market sources on the basis of this evaluation.

In order to test the model’s collateral performance assumptions, specifically default probabilities, our internal credit analysis area completes independent financial review for a sample of securities. A function independent of the area initiating the risk position is an integral part of the review and approval of the valuation adjustments.

The security prices obtained were not adjusted, and were non-binding quotes. Fair values used for investment securities are validated through periodic reviews of changes in total portfolio value, as well as key portfolio groups, compared to movements in interest rates, credit risks as well as underlying financial markets.

Additional information as of December 31, 2008 related to our pooled trust preferred collateralized debt obligations is provided in the table below:

Pooled Trust Preferred Security Detail

(dollars in thousands)

Deal	Class	Book Value	Fair Value	Unrealized Gain (Loss)	Moody’s/ Fitch Ratings	Number of Banks	Deferrals and Defaults as a % of Current Collateral
PreTSL I	Senior	$3,841	$4,212	$371	Aa1/AAA	33	12.70%
PreTSL IV	Mezzanine	1,830	905	(925)	Ba3/A+(n)	6	18.05%
PreTSL V	Mezzanine	620	289	(331)	B3/A(n)	4	0.00%
PreTSL VI	Mezzanine	388	207	(181)	B3/A(n)	5	0.00%
PreTSL VII	Mezzanine	3,987	3,987	-0-	Caa2/A+(n)	20	30.71%
PreTSL VIII	Mezzanine	5,980	2,272	(3,708)	B3/A(n)	36	10.59%
PreTSL IX	Mezzanine	3,000	1,194	(1,806)	Ba3/A(n)	49	6.14%
PreTSL X	Mezzanine	4,000	1,572	(2,428)	B3/A(n)	58	11.13%
PreTSL XII	Mezzanine	10,000	3,878	(6,122)	B3/A(n)	81	8.20%
PreTSL XIII	Mezzanine	17,540	6,881	(10,659)	B3/A(n)	66	8.22%
PreTSL XIV	Mezzanine	16,047	6,112	(9,935)	Ba3/A(n)	64	4.19%

Exhibit A-3

Exhibit B-3

Excerpts from

First Commonwealth Financial Corporation and Subsidiaries

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and Notes to Consolidated Financial Statements

December 31, 2008

MMCap I	Senior	8,838	7,010	(1,828)	Aa1/AAA	29	7.32%
MMCap I	Mezzanine	1,065	541	(524)	B1/BBB	29	7.32%
MMCap IX	Mezzanine	20,000	8,020	(11,980)	B3/A-(n)	34	10.19%

Total		$97,136	$47,080	$(50,056)

As a result of our cash flow analysis for PreTSL VII, we determined that all contractual cash flows may not be received, and a $9.0 million other-than-temporary impairment charge was recorded for this security in 2008. Any future deferrals or defaults for this security will likely result in an additional other-than-temporary impairment charge.

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

ITEM 8.	Financial Statements and Supplementary Data (Continued)

Notes to Consolidated Financial Statements

Years Ended December 31, 2008, 2007 and 2006

Note 9—Securities Held to Maturity (Continued)

There were no sales of securities held to maturity in 2008, 2007 or 2006.

Securities held to maturity with an amortized cost of $50.6 million and $71.3 million were pledged at December 31, 2008 and 2007, respectively, to secure public deposits and for other purposes required or permitted by law.

Note 10—Impairment of Investment Securities

The following table presents the gross unrealized losses and fair values at December 31, 2008 by investment category and time frame for which the securities have been in a continuous unrealized loss position (dollars in thousands):

	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government Agencies:
Mortgage Backed Securities	$679	$(6)	$-0-	$-0-	$679	$(6)
Obligations of U.S. Government- Sponsored Enterprises:
Mortgage Backed Securities	20,065	(46)	64,487	(611)	84,552	(657)
Corporate Securities	13,932	(3,690)	39,953	(51,105)	53,885	(54,795)
Municipal Securities	146,050	(6,702)	1,719	(102)	147,769	(6,804)

Total Debt Securities	180,726	(10,444)	106,159	(51,818)	286,885	(62,262)
Equities	1,691	(519)	-0-	-0-	1,691	(519)

Total Securities	$182,417	$(10,963)	$106,159	$(51,818)	$288,576	$(62,781)

First Commonwealth reviews the investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, including any specific events which may

Exhibit A-3

Exhibit B-3

Excerpts from

First Commonwealth Financial Corporation and Subsidiaries

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and Notes to Consolidated Financial Statements

December 31, 2008

influence the operations of the issuer and the intent and ability to hold its investment for a period of time sufficient to allow for any anticipated recovery in the market. In addition, the risk of future other-than-temporary impairment may be influenced by additional bank failures, prolonged recession in the U.S. economy, changes in real estate values, interest deferrals, and whether the federal government provides assistance to financial institutions. Our pooled trust preferred collateralized debt obligations are beneficial interests in securitized financial assets within the scope of EITF 99-20, and are therefore evaluated for other-than-temporary impairment using management’s best estimate of future cash flows. If these estimated cash flows determine that it is probable an adverse change in cash flows has occurred, then other-than-temporary impairment would be recognized. There is a risk that this quarterly review could result in First Commonwealth recording other-than-temporary impairment charges in the future. See Note 21 “Fair Values of Financial Instruments” for additional information.

At December 31, 2008, 11.9% of the total unrealized losses were comprised of fixed income securities issued by U.S. Government agencies, U.S. Government-sponsored enterprises and investment grade municipalities. Corporate fixed income and asset backed securities comprised 87.3% of the unrealized losses and equity securities accounted

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

ITEM 8.	Financial Statements and Supplementary Data (Continued)

Notes to Consolidated Financial Statements

Years Ended December 31, 2008, 2007 and 2006

Note 10—Impairment of Investment Securities (Continued)

for the remaining .8%. Our investment portfolio included 241 securities with a total unrealized loss of $62.8 million, which were partially offset by 508 securities with an unrealized gain of $29.3 million, for a net unrealized loss of $33.5 million. The unrealized losses in the equity securities category consist of four issues and none of the securities have been in a continuous unrealized loss position for more than twelve months.

Corporate securities had a total unrealized loss of $54.8 million as of December 31, 2008, or 87.3% of the total $62.8 million unrealized losses. First Commonwealth’s portfolio of trust preferred collateralized debt obligations and subordinated notes consists of 15 pooled issues and 21 single issue securities. The single issues are primarily from money center and large regional banks. The pooled instruments consist of securities issued by 376 banks and other financial institutions and are generally secured by over-collateralized or default protection provided by subordinated tranches. Two of our pooled securities are senior tranches and the remainder are mezzanine tranches. At the time of initial issue, the subordinated tranches ranged in size from approximately 7.3% to 35.4% of the total principal amount of the respective securities and no more than 5% of any pooled security consisted of a security issued by any one institution. As of December 31, 2008, after taking into account management’s best estimates of future interest deferrals and defaults, the excess subordination in our tranches ranged from 0.0% to 115.5% of the original collateral.

As of December 31, 2008, our single issue trust preferred securities had an amortized cost of $24.0 million and an estimated fair value of $19.8 million, while the amortized cost of the pooled trust preferred securities totaled $97.1 million with an estimated fair value of $47.1 million. During the fourth quarter, all of the pooled instruments were downgraded by Moody’s Investor Services. Thirteen of the 15 pooled issues

Exhibit A-3

Exhibit B-3

Excerpts from

First Commonwealth Financial Corporation and Subsidiaries

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and Notes to Consolidated Financial Statements

December 31, 2008

representing $84.5 million of the $97.1 million of book value were downgraded below investment grade. Lack of liquidity in the market for trust preferred securities, credit rating downgrades and market uncertainties related to the financial industry are factors contributing to the temporary impairment on these securities.

Pooled trust preferred collateralized debt obligations are measured for other-than-temporary impairment within the scope of EITF 99-20 “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” and FSP EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” by determining whether it is probable that an adverse change in estimated cash flows has occurred. This evaluation of estimated cash flows includes detailed credit, performance and structural evaluations for each piece of collateral. Other factors impacting cash flows include terms of the structure, the cash flow waterfall (for both interest and principal), the over collateralization and interest coverage tests, events of default and liquidation.

Based upon the analysis performed by management as of December 31, 2008, it is probable that we will collect all contractual principal and interest payments on all of our single and pooled trust preferred securities, except for the one on which other-than-temporary impairment was recorded in 2008.

Corporate securities, including single issue and pooled trust preferred collateralized debt obligations have a book value of $121.1 million and an average life of 23.5 years. Maturities for these investments range from May 2017 to May 2068 and occur as follows: $1.2 million mature over 8 years but less than 15 years; $19.5 million mature over 15 but less than 20 years; $66.1 million mature over 20 but less than 25 years and $33.6 million mature over 25 but less than 30 years. In addition, $750 thousand of these investments mature in 59 years.

During 2008, a $9.0 million other-than-temporary impairment charge was recorded on a $13.0 million investment in one of the trust preferred collateralized debt obligation issues. This security includes 20 issuers,

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

ITEM 8.	Financial Statements and Supplementary Data (Continued)

Notes to Consolidated Financial Statements

Years Ended December 31, 2008, 2007 and 2006

Note 10—Impairment of Investment Securities (Continued)

one of which is in default and three that have deferred interest payments, and it is expected that the security will experience a principal shortfall. This security was downgraded to Caa2 by Moody’s during the fourth quarter of 2008. The fair value and the amortized cost of this security as of December 31, 2008 was $4.0 million. All of the other 14 pooled trust preferred collateralized debt obligations and the 21 single issue securities continue to pay principal and interest in accordance with the contractual terms of the securities.

Additionally in 2008, other-than-temporary impairment charges of $4.0 million were recorded on equity securities related to seven Pennsylvania-based financial institutions. As discussed in Note 1 “Statement of Accounting Policies,” management evaluates equity securities for other-than-temporary impairment by reviewing research reports, analysts’ recommendations, credit rating changes, news stories, annual reports,

Exhibit A-3

Exhibit B-3

Excerpts from

First Commonwealth Financial Corporation and Subsidiaries

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and Notes to Consolidated Financial Statements

December 31, 2008

regulatory filings, impact of interest rate changes, and other relevant information. Based on this type of review and the level of decline in the fair value of these equity securities, management could not substantiate that the market value of these securities would equal or exceed our cost basis within a reasonable period of time.

Management does not believe any individual unrealized loss as of December 31, 2008 represents an other-than-temporary impairment and has both the intent and ability to hold the securities represented in the table for the time necessary to collect the contractual principal and interest of the debt securities.

The following table presents the gross unrealized losses and fair values at December 31, 2007 by investment category and time frame for which the securities had been in a continuous unrealized loss position outstanding (dollars in thousands):

	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government Agencies:
Mortgage Backed Securities	$1,536	$(5)	$19,800	$(428)	$21,336	$(433)
Obligations of U.S. Government- Sponsored Enterprises:
Mortgage Backed Securities	-0-	-0-	456,023	(7,055)	456,023	(7,055)
Other Government-Sponsored Enterprises	-0-	-0-	34,949	(51)	34,949	(51)
Corporate Securities	73,005	(2,963)	30,010	(2,017)	103,015	(4,980)
Municipal Securities	61,578	(632)	1,549	(23)	63,127	(655)

Total Debt Securities	136,119	(3,600)	542,331	(9,574)	678,450	(13,174)
Equities	14,210	(1,790)	125	(31)	14,335	(1,821)

Total Securities	$150,329	$(5,390)	$542,456	$(9,605)	$692,785	$(14,995)

FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

ITEM 8.	Financial Statements and Supplementary Data (Continued)

Notes to Consolidated Financial Statements

Years Ended December 31, 2008, 2007 and 2006

Note 21—Fair Values of Financial Instruments (Continued)

assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted market prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Exhibit A-3

Exhibit B-3

Excerpts from

First Commonwealth Financial Corporation and Subsidiaries

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and Notes to Consolidated Financial Statements

December 31, 2008

The financial assets and financial liabilities measured at fair value on a recurring basis include securities available for sale and interest rate derivatives and are further described as follows.

In accordance with Statement of Financial Accounting Standards No. 157 (“SFAS 157”) “Fair Value Measurements,” fair values for investment securities were based on quoted market prices, if available, and were classified as Level 1. If quoted market prices were not available, the valuation for investment utilized pricing models that varied based on asset class and included available trade, bid and other observable market information. Securities priced using this information are classified as Level 2.

If the securities could not be priced using quoted market prices, observable market activity or comparable trades, the financial market was considered not active and the assets were classified as Level 3. The assets included in Level 3 are primarily trust preferred collateralized debt obligations. The trust preferred market has been severely impacted by the lack of liquidity in the credit markets and concern over the banking industry.

Fair values for single issue trust preferred securities were obtained from pricing sources with reasonable pricing transparency, taking into account other unobservable inputs related to the risks for each issuer. These valuations were classified as Level 3 due to the inactivity in the markets.

The pooled trust preferred collateralized debt obligations owned are collateralized by the trust preferred securities of individual banks and bank holding companies in the U.S. There has been little or no active trading in these securities for approximately 6 months; therefore it was more appropriate to determine fair value using a discounted cash flow analysis. To determine the appropriate discount rate and cash flows, a review was completed for each of the 376 issuer’s profitability, credit quality, operating efficiency, capital adequacy, leverage and liquidity position. These factors provided an assessment of the probability of default for each underlying piece of collateral for each year until maturity. Default rates for performing collateral ranged from 0.25% to 35.0%. A probability of default of 100% was used for collateral that was in deferral or default and assumed a 10% recovery. In the first six months of 2008, a default rate of 1.2% was used for performing collateral, based on the historic performance for this type of investment. The change in probability of default for the second six months of 2008 was a result of using default probabilities for each underlying piece of collateral instead of determining default on the entire tranche. Determining the appropriate discount rate for the discounted cash flow analysis combined current and observable market spreads for comparable structured credit products with specific risks identified within each issue. The observable market spreads incorporated both credit and liquidity premiums.

Interest rate derivatives are reported at fair value utilizing Level 2 inputs and are included in Other Assets and Other Liabilities. First Commonwealth values its interest rate swap positions using a yield curve by taking